Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated November 15, 2012, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

JDA Software Group, Inc.

(a Delaware corporation)

at

$45.00 Net Per Share

Pursuant to the Offer to Purchase dated November 15, 2012

by

RP Crown Acquisition Sub, LLC

a direct wholly owned subsidiary of

RP Crown Parent, LLC

RP Crown Acquisition Sub, LLC, a Delaware limited liability company (the “Purchaser”) and a direct wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (the “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of JDA Software Group, Inc., a Delaware corporation (“JDA”), at a purchase price of $45.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials constitutes the “Offer”). The Parent is a direct wholly owned subsidiary of RP Crown Holding, LLC, a Delaware limited liability company (the “Holdco”), which is a direct wholly owned subsidiary of RP Holding, L.L.C., a Delaware limited liability company (“RP LLC”).

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 13, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and between the Parent, the Purchaser and JDA. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into JDA (the

“Merger”), with JDA continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of the Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed. However, if the Offer is not completed and is terminated in accordance with the Merger Agreement, and the Merger Agreement is not terminated, the Merger will only be able to be consummated, subject to the terms and conditions of the Merger, after the stockholders of JDA have adopted the Merger Agreement at a special meeting of the stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (excluding Shares held (i) by JDA (including treasury shares), the Parent or the Purchaser (other than shares in trust accounts, managed accounts and the like) and (ii) by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law with respect to such Shares) will be converted into and become the right to receive an amount equal to the Offer Price, in cash, without interest thereon and less any required withholding taxes. As a result of the Merger, JDA will cease to be a publicly traded company and will become wholly owned by the Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, the satisfaction of (a) the Termination Condition, (b) the Minimum Condition, (c) the Financing Proceeds Condition, (d) the HSR Condition, (e) the Foreign Antitrust Condition, (f) the Governmental Authority Condition, and (g) the Top-Up Condition (each as defined in the Offer to Purchase). The Termination Condition requires that the Merger Agreement has not been terminated prior to the expiration of the Offer. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn immediately prior to the expiration of the Offer (the date on which the Offer finally expires taking into account any extensions pursuant to and in accordance with the Merger Agreement is referred to as the “Offer Expiration Date”) represents, when added to the Shares owned by the Purchaser, at least seventy-nine percent (79%) of the aggregate number of Shares outstanding on a Fully-Diluted Basis (as defined in the Offer to Purchase) as of the expiration of the Offer. The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) shall have received the proceeds of the Debt Financing (or Alternative Financing) (as defined in the Offer to Purchase) or the lenders party to the Debt Commitment Financing (as defined in the Offer to Purchase) shall have definitively and irrevocably confirmed in writing to the Parent and the Purchaser that the Debt Financing in an amount sufficient (together with the Equity Financing (as defined in the Offer to Purchase) and cash available to JDA) to consummate the Offer and the Merger will be available at the Offer Closing (as defined in the Offer to Purchase) on the terms set forth in the Debt Commitment Financing (or any Alternative Financing Commitments) and subject only to the satisfaction of the other Offer conditions (and the contribution by the Parent or the Purchaser of the Equity Financing). The HSR Condition requires that the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or otherwise been terminated. Under the HSR Act, New Mountain Partners III, L.P. (“NMP”, which owns all of the equity interests of RP LLC) and JDA filed on November 9, 2012 Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer and the Merger. The Foreign Antitrust Condition requires that filings under Antitrust Laws (as defined in the Merger Agreement) of Germany shall have been made and a clearance decision by the German Federal Cartel Office (“FCO”) shall have been adopted under the German Act Against Restraints of Competition or the applicable statutory review period under that act has expired without the FCO taking a decision. RP LLC and RHI made the requisite filing with the German FCO on November 12, 2012. The Governmental Authority Condition requires that no governmental entity of competent jurisdiction shall have issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the making or consummation of the Offer, the exercise or consummation of the Top-Up Option (as defined in the Offer to Purchase) (if the exercise of the Top-Up Option is necessary to ensure that the Purchaser and the Parent own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis) or the consummation of the Merger. The Offer is subject to a Top-Up Condition, pursuant to which, if the Purchaser and the Parent do not acquire at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis in the Offer after the acceptance of, and payment for Shares pursuant to the Offer, the Purchaser and the Parent have been granted an irrevocable option, subject to certain limitations, to purchase from JDA at a price per Share equal to the Offer Price the number of additional Shares sufficient to cause us to own one share more than 90% of the aggregate number of Shares that would be outstanding on a Fully-Diluted Basis immediately after the issuance of all Shares issued upon the exercise of the Top-Up Option. The Offer also is subject to other conditions as described in the Offer to Purchase.

After careful consideration, JDA’s Board of Directors has by unanimous vote (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the JDA and JDA’s stockholders that JDA enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to JDA and JDA’s stockholders, (iv) authorized and approved the Top-Up Option (including the consideration to be paid upon exercise thereof) and the issuance of the Top-Up Shares (as defined in the Offer to Purchase) thereunder, (v) directed that, if required by applicable law to consummate the Merger, the adoption of the Merger Agreement be submitted to a vote at a meeting of JDA’s stockholders and (vi) recommended that JDA’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, to vote to adopt the Merger Agreement.

The Merger Agreement contains provisions that govern the circumstances in which the Purchaser is required or permitted to extend the Offer and the Parent is required to cause the Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

(i)	if as of any then scheduled expiration of the Offer, any Offer condition, including the Financing Proceeds Condition, shall not have been satisfied or waived by the Purchaser, then unless the Parent and JDA shall otherwise agree, the Purchaser shall, and the Parent shall cause the Purchaser to, extend the Offer for one or more consecutive increments of not more than five business days each, the length of each such period to be determined by the Parent in its sole discretion (or for such longer period as JDA and the Parent may mutually agree) until such Offer condition(s) are satisfied or waived;

(ii)	if the Offer is required to be extended by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, then the Purchaser shall, and the Parent shall cause the Purchaser to, extend the Offer for the minimum period required by such rule, regulation, interpretation or position;

(iii)	if requested by JDA, the Purchaser shall, and the Parent shall cause the Purchaser to, extend the Offer beyond any then-scheduled Offer Expiration Date (i) for one or more consecutive increments designated by JDA in its sole discretion (which designation shall be made by JDA in writing to the Parent not later than the date that is one business day prior to the then-scheduled Offer Expiration Date); provided, however, that the Purchaser shall not be required to extend the Offer pursuant to this clause (i) beyond 5:00 P.M. New York City time on December 12, 2012 and (ii) if JDA has delivered notice of its intention to effect a Change of Recommendation (as defined in the Offer to Purchase) or to execute Acquisition Proposal Documentation (as defined in the Offer to Purchase) in accordance with the terms of the Merger Agreement prior to the then scheduled Offer Expiration Date, three business days after such notice; provided however that the Purchaser shall not be required to extend the Offer pursuant to the provisions described in this clause more than once;

(iv)

the Purchaser shall have the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as the Parent and JDA may mutually agree) to the extent (x) the Parent and the Purchaser have waived the Financing Proceeds Condition, (y) all of the Offer conditions other than the Financing Proceeds Condition have been satisfied or waived and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement (such alternative financing, “Alternative Financing”)) has not actually been received by the Purchaser or the Parent, and the lenders party to the Debt Financing Commitment (or to the commitments with respect to any Alternative Financing (such commitments, “Alternative Financing Commitments”)) have not definitively and irrevocably confirmed in writing to the Parent and the Purchaser that the Debt Financing (or Alternative Financing) in an amount sufficient (together with the Equity Financing and cash available to JDA) to consummate the Offer and the Merger will be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or Alternative Financing Commitments) and subject only to the satisfaction of the Offer conditions (and contribution by the Parent or the Purchaser of the proceeds of the Equity Financing); or

(v)	If (x) the Financing Proceeds Condition has been satisfied less than five business days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled expiration of the Offer, then the Purchaser and the Parent will have a one-time right to extend the Offer for a period of up to five business days.

However, in no event shall the Purchaser be required to extend the Offer pursuant to clauses (i) or (ii) above beyond April 30, 2013, the date that is 180 days after November 1, 2012 (the “End Date”), unless the Parent or the Purchaser is not then permitted to terminate the Merger Agreement pursuant to its terms, in which case the Purchaser will be required to extend the Offer beyond the End Date. The termination of the Offer is referred to as the “Offer Termination” and the date on which the Offer Termination occurs is referred to as the “Offer Termination Date.” See the Offer to Purchase for more details on the Purchaser’s obligation and ability to extend the Offer.

Upon the terms of and subject to the conditions to the Offer, the Purchaser will accept for payment and will pay as promptly as practicable (and in any event within three business days) for all Shares validly tendered and not properly withdrawn prior to the Offer Expiration Date pursuant to the Offer. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of their acceptance for payment of such Shares pursuant to the Offer. Upon the terms of and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in their acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on the Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will the Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 P.M. (New York time) on the Offer Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn (pursuant to Section 14(d)(5) of the Exchange Act) at any time after January 14, 2013, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

The Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and the Purchaser’s determination will be final and binding, subject to the rights and tendering holders of Shares to challenge the Purchaser’s determination in a court of competent jurisdiction. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

JDA has provided the Purchaser with JDA’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on JDA’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will generally be a taxable transaction for United States federal income tax purposes if you are a United States Holder (as defined in the Offer to Purchase). See the Offer to Purchase for a more detailed discussion of certain United States federal income tax consequences of the Offer and the Merger. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address, telephone numbers and email address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (call Collect)

or

CALL TOLL-FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Greenhill & Co., LLC

300 Park Avenue

New York, New York 10022

Call Toll Free: (888) 504-7336

November 15, 2012